THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq.*
Ryan M. Lambert, Esq.**	Edward H. Weaver, Esq.**

Admitted only in California*
Admitted only in Utah**

July 5, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Hugh Fuller

Re:	YaFarm Technologies, Inc.
Comment Letter dated June 28, 2007
File No. 333-140764

Dear Mr. Fuller:

We herein provide the following responses to your comment letter dated June 28, 2007, regarding the above-referenced registration statement for YaFarm Technologies, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

Form SB-2
Selling Security Holders, page 11

1. Please see prior comment 3. Please expand the disclosure to indicate whether CH Capital, LLC acquired the securities to be resold in the ordinary course of business. In this regard, it appears that CH Capital was one of the “founders” of YaFarm Technologies. Also indicate whether at the time of the acquisitions, CH Capital, LLC had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Hugh Fuller
United States Securities and Exchange Commission
Division of Corporation Finance
July 5, 2007

Footnote 3 to the Selling Security Holders table already identified that CH Capital was a founder. In addition, the following disclosure was added to that footnote: “These shares were not purchased for resale in the ordinary course of business by either shareholder, but were purchased at the same price as the other founder, Columbia China Capital Group, Inc. There are no agreements, and at the time of the purchase of the shares there were no agreements, understandings, or arrangements with any persons, either directly or indirectly, to dispose of the shares.”

2. Please see prior comment 5. Please clearly state whether the Columbia China Capital Group, which is the majority shareholder of YaFarm, is the same company as the U.S. and China-based boutique investment firm by the same name.

Yes, Columbia China Capital Group, which is the majority shareholder of YaFarm, is the same company as the U.S. and China-based boutique investment firm by the same name. No disclosure was added to the registration statement in this regard.

Security Ownership, page 15

3. Please update your security ownership table to the most recent practicable date. See Item 403 of Regulation S-B.

The table was updated to a date as of July 5, 2007.

Description of Business, page 19
Company Overview, page 19

4. Please see our prior comment 7. Disclose all material terms associated with the reverse acquisition such as the value of the stock given to Zhiguang Zhang and Jie Geng in exchange for their interests in YaFarm Group, LLC, the principal parties involved, the total consideration involved, including any fees, the business purpose of the reverse acquisition, etc.

The opening paragraph in this section was revised to read as follow:

“We were incorporated in the State of Delaware on June 16, 2006. On July 31, 2006, we acquired 100% of the membership interests of YaFarm Group, LLC, a New Jersey limited liability company, from Zhiguang Zhang and Jie Geng, its sole owners, in exchange for a total of one million shares of our common stock, valued at $7,823. The purpose of the transaction was to recapitalize the operating company and move its domicile to Delaware in anticipation of becoming a publicly traded company.”

5. Please include in the referenced disclosure on page 20 the statement that “YaFarm does not currently outsource website development or web hosting services to persons in the Peoples Republic of China.”

Hugh Fuller
United States Securities and Exchange Commission
Division of Corporation Finance
July 5, 2007

    The referenced disclosure was added to the second paragraph under “Our Strategy.”

Management’s Discussion and Analysis or Plan of Operations, page 23

6. Please see prior comment 15. As previously requested, please disclose the total cost of contracting out the hosting of websites compared to the total probable cost of hosting them in-house.

The following sentence was added to the second sentence in “Overview,”

“In addition, we will initially contract out web hosting services at a cost of approximately $100 plus $20 per month, per site, as opposed to spending approximately $100,000 to purchase and maintain the equipment necessary to do it in-house.”

7. We note that you have included disclosure of the loan from your principal investor in the Certain Relationships and Related Transactions section but have not discussed it in the Management’s Discussion and Analysis as requested in our prior comment 17.

The following paragraph was added under Cash Requirements:

“During the year ended December 31, 2006, we borrowed $16,099 from Columbia China Capital Group, Inc., our majority shareholder, to pay for costs incurred relating to a private placement offering and our SB-2 filing. The terms of the loan were at least as favorable to us as they would have been with an unrelated third party.”

Part II
Undertakings, page II-3

8. We note that you included the undertakings specified in Item 512(e) of Regulation S-B. Now please include the requested undertaking specified in Item 512(g) of Regulation S-B.

The requested undertaking was added as subpart D.

Thank you for your time and attention to this matter. Please do not hesitate to contact me if you have any questions.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.